02048988

EXECUTED COPY

PE
7/17/02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR JULY 17, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

TELECOM

FREE TRANSLATION
FOR IMMEDIATE RELEASE

July 16, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re.: Information art. 23-Listing Regulations

I am writing you as President of Telecom Argentina STET-France Telecom S.A. to inform you that the Board of Directors of the Company has appointed Mr. Carlos Alberto Felices as Chief Executive Office ("C.E.O.") as of August 1, 2002.

Sincerely,

Juan Carlos Masjoan
President

TELECOM

FOR IMMEDIATE RELEASE

Market Cap: Pesos 640 million (July 16, 2002)

Contacts:
Pedro Insussarry
Elvira Lazzati
Telecom Argentina
(54-11) 4968-3627/3626

Kevin Kirkeby
Golin/Harris International
(212) 697-9191

TELECOM ARGENTINA STET-FRANCE TELECOM S.A. ANNOUNCES THE APPOINTMENT OF ITS NEW C.E.O.

Buenos Aires, July 16, 2002 - **Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO),** announces that the Board of Directors of the Company has appointed **Mr. Carlos Alberto Felices** as **Chief Executive Officer ("C.E.O.")** as of August 1, 2002.

Prior to this nomination, Mr. Felices worked at Repsol YPF S.A. ("Repsol"), the largest corporation in Argentina. He joined Repsol in 1994 to manage the capital market operations. Afterwards, he progressively assumed new responsibilities and was promoted to the highest levels of the organization.

Prior to joining Repsol, Mr. Felices worked for 17 years at the Pfizer Group, where he had different responsibilities, initially in Argentina and then in Brazil, and later in the United States where he served as Director of Administration for Latin America.

Mr. Felices has a degree in Business Administration from the Universidad de Buenos Aires and studied at the post-graduate level in the United States.

Carlos Felices is Argentinean, 57 years old, and is married with three sons.

With the incorporation of Mr. Felices, the Board of Directors of Telecom Argentina ratifies the goals of continuing to operate the services rendered by the Company with the highest level of efficiency while maintaining the highest terms of communication with the market.

****

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. Telecom Argentina commenced operations on November 8, 1990, upon the Argentine Government's transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of Telecom Argentina from the Argentine Government, holds 54.74% of Telecom's common stock. Nortel is a holding company controlled by a consortium comprised of the Telecom Italia Group, with 50% of the common stock of Nortel, and the France Telecom Group with the remaining 50%.

On March 31, 2002, Telecom Argentina had 984,380,978 shares outstanding.

****

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine government; and the impact of rate changes and competition on the Company's future financial performance. Forward looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company's expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine government which have resulted in the repeal of Argentina's convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the "pesification" of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company's financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company's business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company's Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

Juan Carlos Masjoan
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: July 17, 2002

By: Juan Carlos Masjoan
Name:
Title:

Ing. Juan Carlos Masjoan
Presidente